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                          ----------------------------
                          EPSTEIN BECKER & GREEN, P.C.
                          ----------------------------
                                ATTORNEYS AT LAW
                      150 NORTH MICHIGAN AVENUE, SUITE 420
                          CHICAGO, ILLINOIS 60601-7630
                                  312.499.1400
                               FAX: 312.845.1998
                                   EBGLAW.COM


STEPHEN R. DRAKE
TEL: 312.499.1423
FAX: 312.845.1998
SRDRAKE@EBGLAW.COM





                               December 23, 2005


VIA EDGAR
---------

James Rosenberg
Keira Ino
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0306

        Re: Medical Discoveries, Inc.
            Amendment No. 3 to Form SB-2 Registration Statement
            File No. 333-121635
            ---------------------------------------------------

Dear Mr. Rosenberg and Ms. Ino:

        We are writing on behalf of our client, Medical Discoveries, Inc. (the "Company"), in response to the letter of comments from Jeffrey P. Riedler of the United States Securities and Exchange Commission (the "Commission") to the Company, dated November 23, 2005, with respect to the Company's Amendment No. 3 to Form SB-2, File No. 333-121635 (the "Registration Statement"). Prior to the Company filing another amendment to the Registration Statement addressing all of the staff's comments, we are proposing responses to you to paragraphs 14 and 15 of the letter of comments. The numbered paragraphs below restate the numbered paragraphs in the staff's letter of comments to the Company, and the discussion set out below each such paragraph is the Company's proposed response to the staff's comment.

FINANCIAL STATEMENTS - DECEMBER 31, 2004
----------------------------------------

NOTES TO FINANCIAL STATEMENTS, PAGE F-10
----------------------------------------

NOTE F - STOCKHOLDERS' EQUITY, PAGE F-14
----------------------------------------

14. AS IT APPEARS THAT YOUR WARRANTS AND PREFERRED STOCKS REQUIRE A SETTLEMENT IN THE REGISTERED SHARES, THESE WARRANTS AND THE CONVERSION FEATURE OF THE PREFERRED STOCKS SHOULD BE CLASSIFIED AS A LIABILITY AND MARKED TO MARKET, UNTIL SUCH REGISTRATION RIGHT LAPSES. REFER TO EITF 00-19. ACCORDINGLY, PLEASE RECLASSIFY THESE WARRANTS AND THE

James Rosenberg
Keira Ino
December 23, 2005
Page 2

      CONVERSION FEATURE OF THE PREFERRED STOCKS OUTSTANDING AS OF DECEMBER 31, 2004 TO LIABILITY. THE CHANGE IN THE FAIR VALUE OF THE INSTRUMENTS FROM THE DATE OF THE ISSUANCE TO THE PERIOD PRESENTED SHOULD BE REFLECTED IN YOUR STATEMENTS OF OPERATIONS.

      The Company does not believe that EITF 00-19 applies to the warrants or the conversion feature of the preferred stock issued in October 2004 and reflected on the December 31, 2004 balance sheet. All such warrants and preferred stock instruments require physical settlement or net-share settlement. Neither the warrants nor the preferred stock instruments give the Company a choice of net-cash settlement, give the investor a choice of net-cash settlement, or require net-cash settlement. Accordingly, the warrants and conversion features are correctly classified as equity.
      (EITF 00-19, P. 8)

      Furthermore, the Company's classification of these instruments is consistent with the Accounting Staff's December 1, 2005 guidance document, "Current Accounting and Disclosure Issues in the Division of Corporation Finance" (the "Guidance").

      According to the Guidance, warrants should be accounted for as liabilities if (1) the warrants could be required to be settled in cash upon delisting, failure to register underlying shares, or other reasons, or (2) the warrants contain registration rights with significant liquidated damages. In the case of the Company's warrants, there is no provision whatsoever for settlement in cash for any reason and there are no liquidated damages provisions. Therefore, the issues raised in the Guidance do not apply to the Company's warrants.

      Also according to the Guidance, a preferred stock conversion feature should be accounted for as a liability if (1) the number of shares issuable upon conversion of the convertible instrument is variable, and there is no cap on the number of shares which could be issued, or (2) the stock includes registration rights with significant liquidated damages. In the case of the Company's convertible preferred stock issued in October 2004, there is a cap on the number of shares which could be issued upon conversion and there are no liquidated damages provisions. Therefore, the issues raised in the Guidance do not apply to the Company's preferred stock issued in October 2004.

      For the foregoing reasons, the Company does not believe that the warrants or preferred stock conversion features outstanding as of December 31, 2004 should be reclassified as liabilities or that any subsequent income statement adjustments are appropriate.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-23
-----------------------------------------------------------------------------

NOTE 3 - ISSUANCE OF COMMON STOCK. PREFERRED STOCK, AND WARRANTS, PAGE F-24
---------------------------------------------------------------------------

PREFERRED STOCK AND WARRANTS, PAGE F-24
---------------------------------------

James Rosenberg
Keira Ino
December 23, 2005
Page 3

15. SINCE THE PREFERRED STOCKS ISSUED ON MARCH 14, 2005 HAS NO MINIMUM CONVERSION PRICE, THE CONVERSION FEATURE AND WARRANTS RELATED TO THIS INSTRUMENT AS WELL AS ALL OTHER INSTRUMENTS SUCH AS THE ONE IN THE PRECEDING COMMENT ABOVE AND OTHER WARRANTS LISTED IN THE TABLE ON PAGE F-17 WITH FEATURES THAT ARE EXERCISABLE OR CONVERTIBLE INTO COMMON STOCKS SHOULD BE CLASSIFIED AS A LIABILITY AND MARKED TO MARKET UNTIL THERE NO LONGER IS A CONVERSION FEATURE WITH AN UNLIMITED RATIO (THOROUGH EXERCISE, AMENDMENT OR RETIREMENT). REFER TO EITF 00-19. ACCORDINGLY, PLEASE RECLASSIFY WARRANTS AND THE EMBEDDED CONVERSION FEATURES OF THE SECURITIES OUTSTANDING AS OF JUNE 30, 2005. THE CHANGE IN THE FAIR VALUE OF THE INSTRUMENTS FROM THE DATE OF THE ISSUANCE TO THE PERIOD PRESENTED SHOULD BE REFLECTED IN YOUR STATEMENTS OF OPERATIONS.

      Because the 30,000 shares of Series A Convertible Preferred Stock issued March 14, 2005 contain a variable conversion price without a floor, the Company will reclassify the conversion feature of such shares as a liability pursuant to EITF 00-19 and will mark such conversion feature to market. The Company will restate its Quarterly Reports filed in 2005 to reflect this reclassification. However, because all of the other instruments (including warrants) to which this comment relates have a stated conversion price or contain a floor on a variable conversion price, neither EITF 00-19 nor the Guidance requires their reclassification. (See response to Comment 14 above for a further explanation.) Accordingly, the Company intends to continue to classify the warrants as equity.

      Please let me know whether you find these proposed responses satisfactory. Thank you very much.

                                                   Very truly yours,

                                                   /s/ Stephen R. Drake

                                                   Stephen R. Drake